April 3, 2007

Mail Stop

J. Marshall Batton, President
Opticon Systems, Inc.
Suite 307
17250 Knoll Trail
Dallas, TX 75248

> **Re:** **Opticon Systems, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed March 2, 2007**
> **File No. 0-52488**

Dear Mr. Batton:

We have limited our review of your filing to the issues raised in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If it is your intention to send the information provided in this filing to the shareholders of Hathaway Corp., please file any explanatory correspondence that is intended to accompany it. If you do not intend to use any such correspondence, please include a detailed discussion of how you intend to use the document.

Part I

Item 1. Description of Business
Our Corporate History and Organization

2.  Please consider including the address for you corporate website as required by Item 101(e)(3) of Regulation S-B.

3.  Please expand the disclosure herein to fully describe the interrelationship among Hathaway Corp., FutureTech Capital LLC, and Opticon.  Such disclosure should, at a minimum, address the extent of common control of Hathaway and FutureTech by Mr. Saeed Talari and the fact that he will own personally and will control, through FutureTech, over 42% of the common stock of Opticon, giving him what appears to be effective control of Opticon.  Also, indicate the percentage ownership of Mr. Talari in Opticon when Opticon acquired the Opticon Network Manager assets from Corning Cable Systems.

4.  In addition, in the first paragraph, please provide a concise description of the exchange of the Opticon stock for Hathaway corporation shares that the founders effectuated on July 29, 2005.  Clarify the role that FutureTech Capital played in the exchange transaction.  Also, disclose the percentage ownership that the founders of Opticon held collectively prior to the exchange and the percentage of Hathaway shares that they received in exchange for their shares of Opticon.

5.  On page 1 and elsewhere, you present share amounts on a pre-split, as well as a post-split basis.  To simplify your disclosure, please add a statement that all share amounts have been presented giving retroactive effect to the reverse split of April 4, 2006.  Then, revise throughout to present share numbers on a post-split basis uniformly.

6.  Please disclose, in detail, the proposed spin-off of the Opticon shares by Hathaway itself to its shareholders.  Any material agreements that were relate to the proposed spin-off should be filed as exhibits.

7.  Please also advise us whether or not you intend to register the spin-off by Hathaway Corp. of Opticon's shares under the Securities Act of 1933.  If you do not intend to register that transaction, please provide a detailed analysis of why you believe registration is not required.  In this regard, please see Staff Legal Bulletin no. 4 dated September 16, 1997.  Upon receipt of your analysis, we may have further comments.

8.  Please file copies of the agreements transferring ownership of the Network Manager software from Corning Cable Systems, Inc. to FutureTech and thence to Opticon.  Please disclose all material terms of these transactions including the prices paid at each step and the dates of each step in the transaction.

9.  Your filing uses many technical terms that will not be readily understandable by persons who are unfamiliar with your industry.  Please expand this discussion, as appropriate, to provide sufficient industry background so that a reader not familiar with the industry or with the

company will be able to read and to understand such terms in the filing as "Application Program Interface," "rules based, objective oriented distributed architecture," and "a very robust API."

10.  In the second paragraph, you state that the Opticon Network Manager software is the "most widely used fiber optic management system in the industry.  In your response letter, provide support for this claim, and supplement the text of your filing to state concisely the basis on which Opticon determined that its software is the most widely used.  Clarify whether the license is exclusive.  If the license is non-exclusive and the technology is the most widely used because it is part of products provided by other companies, so indicate.

11.  Similarly, you state that the Opticon Network Manager software significantly reduces time and expense required to maintain and repair fiber optic cable systems.  Provide supplemental support for this claim, and clarify the nature of the technology to which comparison is made.

12.  Tell us whether Corning Cable terminated support and maintenance for the Opticon Network Manager following the release of new technology by Corning.  Explain the circumstances that led Corning discontinue support of the R3 technology, such as whether it elected to exit the business entirely or selected a new technology that it currently markets.

13.  We note that you state that the Opticon R3 system is built upon the Oracle relational database and uses MapIndex GIS to display and manipulate data.  Tell us whether the use of these systems by Opticon require licensing by their owners.  If so, please describe the material terms of the licenses and file copies of the licenses as exhibits.

14.  Please address how and by whom the media for transmitting the Opticon Network Management systems will be or are expected to be made.  If there are any discussions or agreements with outside suppliers, please fully disclose their material terms and file any written agreements, contracts, or other documentation as exhibits.

Potential Customers and Marketing

15.  Provide us with support for a reasonable belief that "the decision to utilize the Opticon Network Manager software will be fast tracked in a way never before seen in the marketplace." This and other claims regarding future performance of your company and the performance of its proposed products should be supported or revised so that the discussion of the company and its products is factually-based and balanced.  For example, provide support that the maintenance costs for systems using your software can be reduced four-fold and can be made comparable to those for copper wire systems.  Alternatively, delete these claims.  Also, throughout this section, revise the text so that it more clearly is expressed as plans of the company.  Currently, much of the text in this section refers to the goods or services you hope to provide in terms that suggest that you have provided the goods or services.

Our Business Strategy

16.  In your response letter, please provide a list of the countries in which Marketing Solutions International, Inc. and Anritsu Corporation plan to market the Opticon Network Manager systems.

Our Employees

17.  You refer to an anticipated need for 44 employees by the end of the first year of operation. Provide additional background to put this statement in appropriate context for investors. Describe the events that would need to occur in order for the company to grow from its current level of two full-time employees to a staff of 44 persons.  In your response letter tell us why you believe a reference to employee growth of this magnitude is appropriate and represents a reasonably attainable objective.

Risk Factors

18.  Revise the second risk factor, which refers to the marketing of the R4 system, so that the caption and text clearly indicates that the R4 systems is not yet developed and that you expect at least 12 months and a minimum expenditure that you quantify, will be required before your planned software can be developed.

Item 2. Management's Discussion and Analysis
Liquidity and Capital Resources

19.  Please review the "significant accounting policies" section of Management's Discussion, and limit the information provided therein to matters of actual significance to your company's financial statements.  In many instances the policies you reference relate to financial statement line items that do not appear significant.  The information contained in this section should assist investors in understanding the financial statements and the company's financial position, and should not simply recite text that is already provided in Note 1 of the financial statements.

20.  You currently provide a subsection entitled "results of operations".  Please refer to paragraph
Item 303 of Regulation S-B and revise to provide the "plan of operations" discussion that is required for your company by paragraph (a) of Item 303.  We note that Opticon had no revenues from operations in either of the two most recent fiscal years.  It appears that paragraph (b) of Item 303 is inapplicable to your company.

21.  Provide a meaningful discussion of your capital needs and sources of capital, in quantitative terms.  Stating that you expect your liquidity needs will "increase significantly as a result of your

operating activities" does not convey the amount of your anticipated needs, why and the extent to which those needs are changing, or the circumstances that might cause your anticipated needs to vary. Please expand.

22. Fully disclose here, or in a suitable portion of the "Description of Business" section, the terms of the transactions with Abacus Capital, LLC and with Bentley Securities Corporation as disclosed in Note 13 to your financial statements. Disclose any affiliation that Opticon or any of its related companies may have with either of these concerns. Further, file any written agreements or contracts as exhibits.

23. Provide us with a copy of the valuation report of Valuation Research Corporation. Also describe the events that led to the preparation of the report. If the amended Form 10-SB retains a reference to this valuation report, ensure that you provide a materially complete and concise summary of the valuation report. Disclose the assumptions, limitations and conditions used in preparing the valuation report. Please explain the relevance of this valuation report to investors in Opticon. In particular, unless the technology that Valuation Research Corporation evaluated is the exclusive property of Opticon, the relevance and significance of the report to investors in Opticon is unclear.

Item 4. Security Ownership of Certain Beneficial Owners and Management

24. Please include disclosure of the natural person or persons who exercise control over the sole or shared voting or dispositive power over the Opticon shares held of record by Hathaway Corp. Please furnish the staff with a supplemental list of all holders of 5% or more of the shares of Hathaway.

25. You present "before distribution" and "after distribution columns" in the table of this section. Please expand the text to explain the distribution to which the columns refer. Additionally, the text refers to stock ownership "before and after the sale of all the common stock offered by this prospectus". However, the filing does not contain a prospectus. Revise as appropriate and specify the date as of which the ownership information in the table is provided.

26. Please see Instruction 4(a) to Item 403 of Regulation S-B. Since Mr. Talari is the sole owner of FutureTech, you must consolidate the share holdings of FutureTech with his personal holdings in Opticon's shares. It appears that he controls 14,298,500 shares of Opticon's outstanding shares.

Item 6. Executive Compensation

27. Revise this section so that it conforms to the requirements of Item 402 of Regulation S-B. Note that the table specified in paragraph (b) of Item 402 should be used in the format specified, except you may omit columns that are not applicable. Column headers should not be revised.

You may use footnotes to explain information provided in the table.  In preparing this section, note that executive compensation usually only is required for the most recently completed fiscal year, ended June 30, 2006.

28.  Please include herein a complete disclosure of the material terms of the employment contracts with Messrs. Batton and Wright.  See Item 402 of Regulation S-B.

Item 7. Certain Relationships and Related Transactions

29.  Please see our prior comments regarding the interrelationship among Hathaway, FutureTech, and Opticon.  Any transactions by and among these companies and with any of their principals should be fully disclosed and discussed.  Please address how they would compare to similar unrelated third party transactions.  Please also disclose what, if any, policy Opticon has regarding future such transactions.

30.  Please advise whether there are any written agreements documenting the loan by Mr. Talari of $172, 498 to Opticon.  If so, please file any such documents as exhibits.

Part II
Item 1 Market Price and Dividends on the Registrant's Common Equity and Related Shareholder Matters

31.  Provide information responsive to paragraphs (b) and (d) of Item 201 of Regulation S-B. The information concerning shareholders of record should be provided as of the most recent date practicable, not on a prospective basis.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,


Mark P. Shuman
Branch Chief - Legal

CC:    Jackson L. Morris
       3116 W. North A Street
       Tampa, FL 33609-1544
       Facsimile Number: (800) 310-1695